Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

For Six Months Ended September 30, 2006

Pre-Tax Net Income

9/30/2006	(2,488,665)

Adjustments
Fixed Charges:

Amortization of Interest	906,512
Interest Expense	395,568
Dividends Accrued	358,015
Interest on Rent	0
1,660,095

Adjusted NI	(828,570)

Ratio	(0.50)